FORM U-12(I)-B (THREE-YEAR STATEMENT)

                        SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C.

                           Three-Year Period Ending 2001

                       FORM U-12(I)-B (Three-Year Statement)

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
  1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A EGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

  (To be filed in DUPLICATE.  If acknowledgement is desired, file in triplicate)

                       (SEE INSTRUCTIONS ON BACK OF THIS FORM)

1.NAME AND BUSINESS ADDRESS OF PERSON FILING STATEMENT.

  Thomas V. Foley, Clerk of the Board and Manager         Assistant Secretary
  Holyoke Water Power Company                             Western Massachusetts
  One Canal Street, Holyoke, MA 01040-5883                Electric Company
                                                          West Springfied, MA
                                                          01090-0010

2.NAME AND BUSINESS ADDRESSES OF ANY PERSONS THROUGH WHOM THE UNDERSIGNED
    PROPOSES TO ACT IN MATTERS INCLUDED WITHIN THE EXEMPTION PROVIDED BY PARAGRAPH (B) OF RULE U-71.

  None.

3.REGISTERED HOLDING COMPANIES AND SUBSIDIARY COMPANIES BY WHICH THE
    UNDERSIGNED IS REGULARLY EMPLOYED OR RETAINED.

  Holyoke Water Power Company (HWP), is a subsidiary of Northeast Utilities.
  HWP is a manufacturer and provides retail and wholesale electric services in the Commonwealth of Massachusetts. Western Massachusetts Electric Company (WMECO), is a subsidiary of Northeast Utilities. WMECO is an electric utility and provides retail and wholesale electric services in the commonwealth of Massachusetts.

4.POSITION OR RELATIONSHIP IN WHICH THE UNDERSIGNED IS EMPLOYED OR RETAINED BY
    EACH OF THE COMPANIES NAMED IN ITEM 3, AND BRIEF DESCRIPTION OF NATURE OF SERVICES TO BE RENDERED IN EACH SUCH POSITION OR RELATIONSHIP.

  The undersigned is Clerk of the Board and Manager of HWP and Assistant Secretary of WMECO. He will represent HWP, WMECO and other Northeast Utilities system companies, as and when appropriate, in connection with the issuance of securities, rate matters, affiliations, acquisitions and dispositions, the licensing of hydroelectric projects, and other matters before the Securities and Exchange Commission, the Department of Energy and Congress or some of such bodies.

5.(a) COMPENSATION RECEIVED DURING THE CURRENT YEAR AND ESTIMATED TO BE
      RECEIVED OVER THE NEXT TWO CALENDAR YEARS BY THE UNDERSIGNED OR OTHERS, DIRECTLY OR INDIRECTLY, FOR SERVICES RENDERED BY THE UNDERSIGNED, FROM EACH OF THE COMPANIES DESIGNATED IN ITEM 3. (USE COLUMN (a) AS SUPPLEMENTARY STATEMENT ONLY.)

Name of Recipient   Salary or other  to be received    Person or company
                    compensation                       from whom received
                                                       or to be received
                        (a)               (b)
Thomas V. Foley     $ 91,422.29      to be included    Holyoke Water
                                     in supplemental   Power Company
                                     statement.

  (b) Basis for compensation if other than salary.

6.(TO BE ANSWERED IN SUPPLEMENTARY STATEMENT ONLY.  SEE INSTRUCTIONS.)
    EXPENSES INCURRED BY THE UNDERSIGNED OR ANY PERSON NAMED IN ITEM 2, ABOVE, DURING THE CALENDAR YEAR IN CONNECTION WITH THE ACTIVITIES DESCRIBED IN
    ITEM 4, ABOVE, AND THE SOURCE OR SOURCES OF REIMBURSEMENT FOR SAME.

  (a) Total amount of routine expenses charged to client: $ none

  (b) Itemized list of all other expenses:   No other expenses.

Date  January 23, 1998                        (Signed) /s/ Thomas V. Foley